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                                   EX-99-B.4.8

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

The Contract is hereby endorsed as follows:

The Definitions section is amended by adding the following:

1.16   VARIABLE ANNUITY MINIMUM INCOME GUARANTEE:

              During the first 5 contract years, the Variable Annuity Minimum Income Guarantee will ensure that the annuity payment will never be less than the Guaranteed Minimum Income Payment shown in the Schedule of Benefits on the Specifications page. This option is available only on contracts with Life Annuity options or Period Certain options of 15 years or greater.

The section Charges to Separate Account on the Contract Schedule is amended by adding the following:

     If the Variable Annuity Minimum Income Guarantee has been chosen, an additional daily charge at an annual effective rate of 1.00% will be deducted from any portion of the account value allocated to a Variable Annuity. This charge will be in effect for the first 5 contract years only.

The section Variable Annuity Assumed Annual Net Return Rate on the Contract
Schedule is deleted and replaced with the following language.

     If the Variable Annuity Minimum Income Guarantee has been chosen, an assumed annual net return rate of 3.5% will apply.

     The daily net return rate factor for an assumed annual net return rate of 3.5% per year is 0.9999058.

     If the portion of a Variable Annuity payment for any Fund is not to decrease, the Annuity return factor under the Separate Account for that Fund must be [5.75%] on an annual basis plus an annual return of up to 0.25% to offset the administrative charge set at the time Annuity payments commence for an assumed annual net return rate of 3.5%.

     During the first 5 contract years, should the Variable Annuity payment, as described in 3.01, fall below the Guaranteed Minimum Income Payment, Aetna will calculate and pay the difference between the Guaranteed Minimum Income Payment and the current Variable Annuity payment such that the total payment remitted for that payment date will not be less than the Guaranteed Minimum Income Payment.


Endorsed and made a part of this contract on the Contract Effective Date.



President
Aetna Life Insurance and Annuity Company